Omagine, Inc.
                      Empire State Building
                   350 Fifth Avenue, Suite 1103
                        New York, NY 10118

                                               November 9, 2009

VIA FEDERAL EXPRESS AND EDGAR
-----------------------------

Division of Corporate Finance
Mail Stop 3561
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn: John Reynolds, Esq.


     Re:  Omagine, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2008
          File No. 1-16419
          Filed on February 25, 2009

Dear Mr. Reynolds:

This letter responds to comments contained in the Staff letter, dated October 29, 2009 and addressed to Mr. Frank J. Drohan, the Company's Chief Executive Officer with respect to the Company's filing on Form 10-K of its annual report for its fiscal year ended December 31, 2008 (the "10-K").

We have replied on a comment by comment basis, with each response following a repetition of the Staff's comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the comments and the Company's responses set forth below, the Company has filed an amendment to Form 10-K.

Products, Services. . .page 6
Journey of Light
The Omagine Project
-----------------------------

1. We note the reference on page 30 of your filing on Form 10-Q for the quarter ended June 30, 2009 to "the Company's obligation to capitalize the Project Company prior to the signing of the Development Agreement by paying the Company Capital Contribution." It is unclear if previous filings define the Company Capital Contribution. Please advise us what the Company Capital Contribution is, how much must be paid to whom, what consequences would arise if you fail to pay it, and where this obligation is memorialized. We may have further comment."

Response:
---------

It is a requirement of the Government of Oman ("Oman") that the Omagine Project be developed by a company (the "Project Company") which is organized under the laws of the Sultanate of Oman (the "Law"). The Law consists of legislative statutes, Royal Decrees and Ministerial Decrees. The controlling statute for all incorporations is the Commercial Companies Law of Oman ("CCL"), as amended from time to time. All incorporations in Oman are done through the Ministry of Commerce and Industry ("MOCI") which supervises and directs the process of incorporating a company in Oman and insures compliance with the CCL. Pursuant to the CCL, the two types of Omani corporations suitable for the Project Company are either (i) a closed joint stock company (an "SAOC Company"), or (ii) a limited liability company (an "LLC Company"). (A joint stock company whose shares are publicly traded on the Muscat Securities Market is an SAOG company; e.g. Bank Muscat.)

The CCL requires that an SAOC Company have initial capital upon formation of at least 500,000 Omani Rials ("OMR") which is equivalent to approximately $1,300,000 U.S. dollars ("USD") and an SAOC may have non-Omani shareholders up to a maximum of 70% - or upon the issuance of a Ministerial Decree from the Council of Ministers (the Cabinet), MOCI may, in certain cases - tourism projects being one of them - allow up to a maximum of 100% foreign ownership (i.e. non-Omani ownership). The CCL requires that an LLC Company have either (i) if the LLC is to have any foreign (non-Omani) shareholders - initial capital upon formation of at least 150,000 OMR which is equivalent to approximately $ 390,000 USD, or (ii) if the LLC is to have 100% Omani shareholders - initial capital upon formation of at least

20,000 OMR which is equivalent to approximately $ 52,000 USD.

In March 2009 the United States and the Sultanate of Oman signed
- and each ultimately ratified - the U.S. - Oman Free Trade Agreement ("FTA"). The FTA is a treaty and therefore has the force of law in both the U.S. and Oman. Among other things, the FTA requires each country to treat their respective corporate entities substantially equally under their respective legal systems. Any U.S. person or corporation, therefore, may now form an LLC Company in Oman under the same terms and conditions as any Omani person. As outlined above therefore, any U.S. corporation may form an Omani LLC Company with initial capital upon formation of 20,000 OMR which is equivalent to approximately $ 52,000 USD. The Omani LLC Company must have at least 2 shareholders (both of which may be U.S. persons). In September of 2009, MOCI confirmed to the Company's Omani counsel that the foregoing interpretation of the FTA is correct and that the Government intends to honor it in full. The Company is presently in an advanced stage of forming Omagine, LLC, an Omani limited liability company with 20,000 OMR of initial capital. As presently planned, 100% of Omagine LLC will be initially owned by Omagine, Inc. and Journey of Light, Inc., a subsidiary of Omagine, Inc. Subsequently, the Office of Royal Court Affairs ("RCA"), an Omani organization; Mohammed Nasser Al-Khasibi ("MNK"), an Omani citizen; the Oman Integrated Tourism Projects Fund through its designated fund manager, Bank Muscat (the "OITP Fund") and Consolidated Contractors International Company, S.A.L. ("CCIC") will subscribe for and purchase 49.5% of Omagine LLC for USD $109,367,375. (RCA, MNK, and the OITP Fund are referred to as the Omani Shareholders.) The OITP Fund made arrangements with the Company on October 21, 2009 to replace ORDC as an investor in Omagine LLC on terms identical to those memorialized in the Investor Agreement with ORDC.

The Company's verbal agreement with the OITP Fund and all previous Investor Agreements (other than the one with ORDC) are now being reduced to writings (subscription agreements and a shareholders' agreement). Although the Company expects such agreements to be executed in the next several weeks, until they actually are executed, no assurance can be given that they will be executed.

It is presently expected as indicated above that the Company

Capital Contribution will be approximately $52,000. Filings previous to our filing on Form 10-Q for the quarter ended June 30, 2009 did not use the term "Company Capital Contribution" but generally stated the investment into the Project Company that would ultimately be required by the Company based on the facts known at the time of such filing. The Company Capital Contribution which is presently expected to be $52,000 must be paid to Omagine LLC and it must be deposited in a bank account in Oman in the name of Omagine LLC (under formation) prior to the formation of Omagine LLC. Within the next few days, the Company expects to open such an account at Bank Muscat and transfer the Company Capital Contribution into such account. The obligation to pay the Company Capital Contribution is memorialized in the Law, and more specifically in the CCL as modified and amended by the FTA. The consequences of failing to pay the Company Capital Contribution would be the inability to legally form the Project Company in Oman.

            ------------------------------------------


Exhibits
--------


2. Please revise to include all exhibits as required by Item 15 of Form 10-K. As non-exclusive examples, you do not include articles of incorporation, the CCIC or SEDA agreements or any compensation agreements. Also, it is unclear why you do not file the agreement whereby your subsidiaries, Contact Sports and Ty-Breakers, were merged with and into the parent company on March 26, 2008. Similarly, it is unclear why you do not file the lease agreements as referenced on page 20, one of which appears to be with Contact Sports. Please revise or advise.


Response:
---------

Several of the exhibits referred to should have been incorporated by reference but inadvertently were not. The lease on the office space in New York is a material lease and is filed with the amended report on Form 10-K/A. The lease on the office space in Oman is for one year expiring December 31, 2009 and is renewable for one year intervals and the lease on warehouse space in New Jersey is on a month-to-month basis. Neither the Oman nor the New Jersey lease is considered by us to be a material lease. With the addition of the exhibits filed with the Company's amended Form 10-K, we believe the Company has included all exhibits required by Item 15 of Form 10-K.

            ------------------------------------------


Signatures, page 38
------------------

3. We note that the signature page appears to provide only the signature of the directors on behalf of the registrant, and not in their own capacities. Please also provide the signatures that are required on behalf of the majority of the board of directors, as required by General Instruction D(2)(a) of Form 10-K.

Response:
--------
The Company's directors have signed the signature page to the amended Form 10-K/A in accordance with the Staff's comments.

            ------------------------------------------


In connection with the Company's responses to the Staff's comments, the Company hereby acknowledges the following:

  * the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact David B.
Manno, Esq. of Sichenzia Ross Friedman Ference LLP (212 981-
6772).



                                   Sincerely,

                                   /s/  Frank J. Drohan
                                   --------------------
                                   Frank J. Drohan
                                   Chief Executive Officer


cc:   David B. Manno, Esq.


























                                4